UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
SEC FILE NUMBER
NOTIFICATION OF LATE FILING	001-34595
CUSIP NUMBER
00211E104

(Check One)	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR

For the Period Ended: December 31, 2011

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ATS Corporation
Full Name of Registrant

Not Applicable
Former Name if Applicable

7925 Jones Branch Drive
Address of Principal Executive Office (Street and Number)

McLean, Virginia 22102
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR , or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On February 21, 2012, ATS Corporation, a Delaware corporation (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) among the Company, Salient Federal Solutions, Inc. (“Parent”) and Atlas Merger Subsidiary (“Merger Sub”), pursuant to which Merger Sub commenced a cash tender offer (the “Offer”) to purchase  all of the issued and outstanding shares of common stock of the Company at a purchase price of $3.20 per share, net to the seller in cash, without interest thereon and less any required withholding taxes. The Offer was scheduled to expire at 11:59 pm New York City time on March 26, 2012 and has been extended to expire at 11:59 pm New York City time on March 29, 2012. Because the efforts of the Company’s management have been focused on the Offer, the Merger Agreement and the transactions contemplated thereby, the Company is unable to file the Annual Report on Form 10-K for the fiscal year ended December 31, 2011 within the prescribed period of time.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Pamela A. Little	571	766-2400
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on the Company’s unaudited results as disclosed in its earnings release dated February 21, 2012 (the “Earnings Release”), there will be significant changes in the Company’s results of operations for the fiscal year ended December 31, 2011 as compared to the prior year. The Company reported unaudited revenue of $91.4 million for the fiscal year ended December 31, 2011 in the Earnings Release. Revenue for the year decreased $25.3 million, or by 21.7% from revenue of $116.7 million for fiscal year 2010. Revenue from Fannie Mae, a government sponsored enterprise, decreased by $7.7 million to $7.7 million, or by 50%. Revenue from commercial contracts decreased by $2.9 million to $9.4 million, or 23.6%. Revenue from civilian and defense contracts decreased by $14.6 million to $74.3 million, or 16.5%.

Unaudited operating income for 2011 was $7.5 million and unaudited net income for the year was $4.5 million, or $0.19 per diluted share, per the Earnings Release, compared to operating income of $10.5 million and net income of $7.1 million, or $0.31 per diluted share in 2010.

These decreases are a result of the increasingly difficult federal budget environment that delayed awards on a number of new contracts the Company is pursuing and postponed development funding or reduced the initial scope of several sizeable recompetes that the Company won during the year ended December 31, 2011.

ATS Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 30, 2012	By	/s/ Pamela A. Little

INSTRUCTIONS: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).